EXHIBIT 8

LIST OF SIGNIFICANT SUBSIDIARIES

Following are significant (direct/indirect) subsidiaries of Creative:

Name/Region of Principal Operations	Country of Incorporation	Ownership
United States of America:
Cambridge SoundWorks, Inc.	U.S.A.	100%
Creative Labs, Inc.	U.S.A.	100%
CL Direct, Inc.	U.S.A.	100%

Europe:
Creative Labs Ireland	Ireland	100%

Asia:
Broadxent Pte Ltd and subsidiary companies	Singapore	100%
Creative Media Kabashiki Kaisha	Japan	70%
Creative Technology Centre Pte Ltd	Singapore	100%
Cubic Electronics Sdn Bhd	Malaysia	100%
Creative Labs Pty Ltd	Australia	100%
Creative Technology (Qingdao) Co. Ltd	China	100%

Others:
CTI Limited	Bermuda	100%
CTI II Limited	Bermuda	100%
3Dlabs Inc., Ltd and subsidiary companies	Bermuda	100%